Exhibit 99.5

NICE Annual Global Customer Conference to Feature Industry Experts on Impacting Every
Customer Interaction for Improved Customer Experience and a Better Performing Business

More than 1,500 attendees expected at “Interactions 2011” to share best practices for achieving strategic goals, such as increasing customer satisfaction, growing revenues, improving operational efficiency, and enhancing compliance

RA’ANANA, ISRAEL, May 17, 2011- NICE Systems Ltd. (NASDAQ: NICE), today announced the conference agenda for “Interactions 2011,” the annual NICE Customer Conference, held in cooperation with the NICE User Group (NUG) community. The conference, taking place at The Venetian and Palazzo Resort and Casino in Las Vegas, May 23 - 26, will host industry leaders, including representatives from more than 150 companies, coming from 15 different countries.

The conference is comprised of Enterprise and Security breakout sessions, and more than half of the content will come from NICE customers, who will be sharing real-world experiences. The sessions will also feature additional industry experts who will provide insights on key trends, challenges and opportunities in the market.

Interactions 2011 will also provide attendees a first-hand look at NICE’s product and solution roadmap, premiering demonstrations of the NICE solution for successfully tackling the challenges of contact center operational efficiency, cross-channel interactions management and the company’s advanced security and situation management solutions.

Keynote speakers include Olympic Gold Medalist Apolo Ohno and Paul Hagan, Principal Analyst at Forrester, who will speak about Competing in the Experience Era, and how companies must focus on activities that matter most to customers.

“The complexity that arises from new channels, interfaces, and ubiquitously connected world can take customer experience in two directions: it can create amazing new experiences or it can flounder in disconnected ones,” said Hagan. “Companies struggling to compete on product innovation alone are rapidly turning their attention to customer experience as a way to increase loyalty and grow.”

The Enterprise Track at Interactions 2011 will include a showcase of 40 different booths, including those of many vendor and partners, and will consist of over 100 breakout sessions that will focus on:

•
Business Growth: providing tips and insights on how to position the customer care operations as a strategic asset of the organization, one that can significantly impact business growth. Topics covered include how to impact customer experience and loyalty, churn, inbound sales and marketing effectiveness.

•
Contact Center Operations: addressing some of the contact center’s toughest challenges, including workforce management and optimization, preservation of high customer service levels, compliance with regulations, and efficiency and cost-effectiveness.

•	Technology Advancements: designed for the IT professional responsible for evaluating, deploying or managing contact center technologies.

The Security Track at Interactions 2011 will provide organizations such as airports, utilities, universities, banks and enterprises and Public Safety agencies with in-depth knowledge and best practices for enhancing security-related activities.

The conference will also include education tracks for hands-on experience with existing and new NICE solutions and capabilities.

Benny Einhorn, NICE’s Chief Marketing Officer, commented, “NICE’s annual customer conference is one of the largest and most prestigious industry events of the year, and we are looking forward to hosting so many customers and industry players in Las Vegas. We are proud that our customers plan to take advantage of ”Interactions 2011” as an optimal platform to collaborate with their peers and discuss ideas that lead to better solutions, efficiencies and improved business practices.”

Mr. Einhorn continued, “At the core of every customer interaction is intent – a meaningful, personal and specific agenda that drives customer behavior. At Interactions 2011 our Enterprise customers will learn how they can leverage NICE solutions to understand customer intent and impact interactions in real time – something which can be very powerful for both consumers and the organization. Furthermore, our Security customers will have access to information and advice for impacting critical security situations and improving the effectiveness and efficiency of their security operations.”

For more information on Interactions 2011, the annual NICE Customer Conference, go to: http://www.nice.com/summit/interactions2011/home.php.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.